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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  _____________

                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                  _____________

                              (Amendment No. 2)(1)

                                 SANOFI-AVENTIS
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                                (Name of Issuer)

    Shares, nominal value 2 euro                     80105N 10 5 (2)
--------------------------------------    --------------------------------------
   (Title of class of securities)                    (CUSIP number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


                                  _____________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(2) This CUSIP number applies to the Issuer's American Depositary Shares, each representing one-half of one ordinary share.

                          Continued on Following Pages
                                     Page 1

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

------------------------------- -------------------------------------           ----------------------------------------------------
CUSIP No.                       80105N 10 5                             13G                            Page 2
------------------------------- -------------------------------------           ----------------------------------------------------
------------------------- ------------------------------------------- --------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  L'OREAL


                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS            00-0000000
                          (ENTITIES ONLY):
------------------------- ------------------------------------------------------------------------------------- --------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (a) [ ]
                                                                                                                      (b) [ ]
------------------------- ----------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ------------------------------------------- --------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       France

------------------------------- ----- ----------------------------------------- ----------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                           143,041,202; shares carry double voting rights
            SHARES                                                                 (see Item 9)
                                ----- ----------------------------------------- ----------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                         0
           OWNED BY
                                ----- ----------------------------------------- ----------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                      143,041,202 (see Item 9)
           REPORTING
                                ----- ----------------------------------------- ----------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                    0

------------------------- ----------------------------------------------------- ----------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              143,041,202 (see Item 9)
                          REPORTING PERSON:

------------------------- ------------------------------------------------------------------------------------- --------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
------------------------- ------------------------------------------------------------------------------------- --------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                          10.21% (based on the number of shares reported by the Issuer as being outstanding as of February 10, 2006); percent of voting rights, 17.51% (based on the number of voting rights reported by the Issuer as being outstanding as of May 31, 2005)
------------------------- ------------------------------------------- --------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   CO
------------------------- ------------------------------------------- --------------------------------------------------------------

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
ITEM 1.   NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           (a) and (b) This Statement on Schedule 13G (the "Schedule 13G") relates to the ordinary shares, nominal value 2 euro (the "Ordinary Shares"), of Sanofi-Aventis, a company incorporated under the laws of France (the "Issuer"). According to the Issuer's Form 20-F filed on April 11, 2005, the address of the principal executive offices of the Issuer is 174, avenue de France, 75013 Paris, France.


ITEM 2.   NAME OF PERSON FILING, et al

          (a)  Name of Person Filing: L'Oreal.

          (b) Address of Principal Business Office or, if None, Residence: 41, rue Martre, 92117 Clichy, France

          (c)  Citizenship: France

          (d) Title of Class of Securities: Ordinary Shares, nominal value 2 euro

          (e)  CUSIP number: 80105N 10 5

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e) [ ]   An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

          (f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          Not applicable.

ITEM 4.  OWNERSHIP

           (a) - (c) The response of the Reporting Person to Items 5 through 11 of the Cover Sheet which relates to the beneficial ownership of the Ordinary Shares of the Issuer, is incorporated herein by reference.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following |_|.

           Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          On April 9, 1999, L'Oreal entered into a shareholders' agreement with Elf Aquitaine (which L'Oreal has been advised is now a subsidiary of Total S.A.) with respect to the parties' shareholdings in the Issuer. The parties amended the shareholders' agreement on November 24, 2003 and August 30, 2004, providing, inter alia, for the termination of the shareholders' agreement effective December 2, 2004. As from December 2, 2004, L'Oreal and Total have ceased to be members of a Group in respect of the Issuer's shares.

ITEM 10. CERTIFICATION

          (a)  Not applicable.

          (b)  Not applicable.


             [The remainder of this page intentionally left blank.]

                                    SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2006

                                              L'OREAL

                                              By:    /s/ Yannick Chalme
                                                     ---------------------------
                                              Name:  Yannick Chalme
                                              Title: General Counsel











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